UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
5215 Old Orchard Road, Suite 620
Skokie, Illinois  60077
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 11 Pages

1. Names of Reporting Person
Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power: 108,141 shares
Number of
Shares
Beneficially  8 Shared Voting Power: 25,358,879 shares (as the manager of
Owned by        Whitmore Holdings, LLC, the holder of the shares)
Each
Reporting       Shared Voting Power: 23,684,270 shares (as the manager of
Person          Strandler, LLC, the holder of the shares)
With
                Shared Voting Power: 675,515 shares (as the manager of
                INV-GP, LLC, which is the General Partner of Grace
                Investments, LP, the holder of the shares)

              9 Sole Dispositive Power: 108,141 shares

             10 Shared Dispositive Power: 25,358,879 shares (as the
                manager of Whitmore Holdings, LLC, the holder of the shares)

                Shared Dispositive Power: 23,684,270 shares (as the manager of Strandler, LLC, the holder of the shares)

                Shared Dispositive Power: 675,515 shares (as the manager of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
49,826,805 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
71.3%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 11 Pages

1. Names of Reporting Person
Grace Investments, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power: 675,515 shares
Number of       0
Shares        8 Shared Voting Power: 0
Beneficially
Owned	by
Each
Reporting     9 Sole Dispositive Power: 675,515 shares
Person          0
With         10 Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
1.0%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 11 Pages

1. Names of Reporting Person
INV-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power: 675,515 shares (as
Owned by        General Partner of Grace Investments, LP,
Each            the holder of the shares)
Reporting
Person        9 Sole Dispositive Power: 0
With
             10 Shared Dispositive Power: 675,515 shares
                (as General Partner of Grace Investments, LP, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
1.0%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 11 Pages

1. Names of Reporting Person
MOBCAT, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power: 0
Number of
Shares
Beneficially  8 Shared Voting Power: 675,515 shares (as
Owned by        sole member of INV-GP, LLC, which is the
Each            General Partner of Grace Investments, LP,
Reporting       the holder of the shares)
Person
With          9 Sole Dispositive Power: 0

             10 Shared Dispositive Power: 675,515 shares (as
                sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares)


11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
1.0%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 6 of 11 Pages

1. Names of Reporting Person
Strandler, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power: 23,684,270 shares
Number of
Shares
Beneficially  8 Shared Voting Power: 0
Owned by
Each
Reporting     9 Sole Dispositive Power: 23,684,270 shares
Person
With
             10 Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
23,684,270 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
33.9%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 7 of 11 Pages

1. Names of Reporting Person
Whitmore Holdings, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Tennessee

              7 Sole Voting Power: 25,358,879 shares
Number of
Shares
Beneficially  8 Shared Voting Power: 23,684,270 shares (as the sole
Owned by        member of Strandler, LLC, the holder of the shares)
Each
Reporting       Shared Voting Power: 675,515 shares (as the sole
Person          member of MOBCAT, LLC, which is the sole member of
With            INV-GP, LLC, the General Partner of Grace
                Investments, LP, the holder of the shares)

              9 Sole Dispositive Power: 25,358,879 shares

             10 Shared Dispositive Power: 23,684,270 shares (as the sole member of Strandler, LLC, the holder of the shares)

                Shared Dispositive Power: 675,515 shares (as the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, the General Partner of Grace Investments, LP, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
49,718,664 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
71.2%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 8 of 11 Pages

1. Names of Reporting Person
Bradford Whitmore Trust

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Tennessee

              7 Sole Voting Power: 0
Number of
Shares
Beneficially  8 Shared Voting Power: 25,358,879 shares (as the sole
Owned by        member of Whitmore Holdings, LLC, the holder of the
Each            shares)
Reporting
Person          Shared Voting Power: 23,684,270 shares (as the sole
With            member of Whitmore Holdings, LLC, which is the sole
                member of Strandler, LLC, the holder of the shares)

                Shared Voting Power: 675,515 shares (as the sole member Whitmore Holdings, LLC, which is the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares)

              9 Sole Dispositive Power: 0

             10 Shared Dispositive Power: 25,358,879 shares (as the sole member of Whitmore Holdings, LLC, the holder of the shares)

                Shared Dispositive Power: 23,684,270 shares (as the sole member of Whitmore Holdings, LLC, which is the sole member of Strandler, LLC, the holder of the shares)

                Shared Dispositive Power: 675,515 shares (as the sole member Whitmore Holdings, LLC, which is the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
49,718,664 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
71.2%

14. Type of Reporting Person (See instructions)
OO

Page 9 of 11 Pages

The undersigned hereby amends its Schedule 13D as most recently filed on July 25, 2024 relating to the common stock ("Common Stock") of Nanophase Technologies Corporation, (the "Issuer"). Bradford T. Whitmore, Grace Investments, LP, INV-GP, LLC, MOBCAT, LLC, Strandler, LLC, Whitmore Holdings, LLC and Bradford Whitmore Trust are collectively referred to in this Amendment No. 20 as the "Filers."

Effective September 3, 2024, in connection with estate planning activities, Bradford T. Whitmore transferred various direct and indirect interests in the Common Stock of the Issuer to Whitmore Holdings, LLC and Bradford Whitmore Trust. This amendment to
Schedule 13D is filed to update the beneficial ownership listed in the previously filed Schedule 13D, as amended, to reflect the applicable transfers.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.  Identity and Background

(a) This schedule is filed by Bradford T. Whitmore ("Whitmore"), Grace Investments, LP, a Delaware limited partnership ("Grace Investments"), INV-GP, LLC, a Delaware limited liability company ("INV"), MOBCAT, LLC, a Delaware limited liability company ("MOBCAT"), Strandler, LLC, a South Dakota limited liability company ("Strandler"), Whitmore Holdings, LLC ("WHLLC"), a Tennessee limited liability company, and Bradford Whitmore Trust, a trust formed under the laws of the State of Tennessee ("Whitmore Trust" and, collectively with Whitmore, Grace Investments, INV, MOBCAT, Strandler and WHLLC, the "Filers").

Whitmore is the trustee of Whitmore Trust and manager of WHLLC, Strandler, MOBCAT and INV. Whitmore Trust is the sole member of WHLLC. WHLLC is the sole member of MOBCAT, which is the sole member of INV. WHLLC is also the sole member of Strandler. INV is the general partner of Grace Investments.

(b) The business address of Grace Investments, INV and Whitmore is 5215 Old Orchard Road, Suite 620, Skokie, Illinois 60077. The business address of Strandler and MOBCAT is 401 3rd Street, #9, Rapid City, South Dakota 57701. The business address of WHLLC and Whitmore Trust is 4615
Churchwood Drive, Nashville, TN 37220.

(c) Whitmore's principal occupation is that of being trustee of Whitmore Trust and manager of WHLLC. The principal business of Grace Investments is to purchase, sell, invest, and trade in securities. The principal business of INV is that of being a general partner of Grace Investments. The principal business of MOBCAT is that of being the sole member of INV. The principal business of Strandler is to purchase, sell, invest, and trade in securities. The principal business of WHLLC is that of being a holding company for various interests. The principal business of Whitmore Trust is to own WHLLC and other assets.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Whitmore is a citizen of the United States. Grace Investments is a Delaware limited partnership. INV is a Delaware limited liability company. MOBCAT is a Delaware limited liability company. Strandler is a South Dakota limited liability company. WHLLC is a Tennessee limited liability company. Whitmore Trust was formed under the laws of the State of Tennessee.

Page 10 of 11 Pages

Item 5. Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 69,860,984 shares of Common Stock reported to be outstanding on August 9, 2024, as set forth in the Issuer's Current Report on Form 10-Q for the three months ended June 30, 2024 filed with the Securities and Exchange Commission.

(c) No transactions were effected by the Filers during the past sixty days.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e) N/A

Item 7.  Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No.    Description
99             Joint Filing Agreement

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: September 3, 2024

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: INV-GP, LLC
Its: General Partner

By: MOBCAT, LLC
Its: Manager

By: Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager

MOBCAT, LLC

By: Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradfore T. Whitmore
Name: Bradford T. Whitmore
Its: Manager

Strandler, LLC

By: Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager

Whitmore Holdings, LLC

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Manager

Bradford Whitmore Trust

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Trustee

Exhibit 99

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Nanophase Technologies Corporation.

Dated: September 3, 2024

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: INV-GP, LLC
Its: General Partner

By: MOBCAT, LLC
Its: Manager

By: Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager

MOBCAT, LLC

By: Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradfore T. Whitmore
Name: Bradford T. Whitmore
Its: Manager

Strandler, LLC

By: Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager

Whitmore Holdings, LLC

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Manager

Bradford Whitmore Trust

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Trustee